恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED



Our Ref.: HASE/TL/HL/04166

21st June, 2005

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

***Re: Announcement:***
***Proposed privatisation of Henderson China Holdings Limited***
***by Henderson Land Development Company Limited (the "Company")***
***by way of a scheme of arrangement***
***– Despatch of Scheme Document***

We enclose for your information a copy of the Company's announcement on 20th June, 2005 in relation to the despatch of scheme document, which is advertised in newspapers today.

Yours faithfully,

Timon Liu
Company Secretary



Encl.

TL/pm

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0012)

恒基中國集團有限公司*
HENDERSON CHINA HOLDINGS LIMITED
Incorporated in Bermuda with limited liability
(Stock Code: 0246)

# JOINT ANNOUNCEMENT

# PROPOSED PRIVATISATION OF HENDERSON CHINA HOLDINGS LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT (Under Section 99 of the Companies Act 1981 of Bermuda)

## DESPATCH OF SCHEME DOCUMENT

**Financial Adviser to Henderson Land Development Company Limited**

Morgan Stanley

The Scheme Document has been despatched to the Shareholders on Monday, 20th June, 2005.

The respective notices of the Court Meeting and the special general meeting of HCHL to be held on Friday, 22nd July, 2005 are set out in the Scheme Document.

Independent Shareholders should consider carefully the recommendation of the Independent Board Committee and the factors, reasons and recommendations in relation to the Proposal as set out in the letter from Platinum, the independent financial adviser to the Independent Board Committee, before making a decision on the Proposal.

**Shareholders and/or potential investors in HCHL should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out in the Scheme Document being fulfilled or waived, as applicable, and thus the Proposal and the Scheme may or may not become effective.** Subject to all the conditions of the Proposal being fulfilled or waived, as applicable, the Scheme is expected to become effective on Friday, 12th August, 2005. Details of these conditions are set out in the Scheme Document. The Scheme will lapse if it does not become effective on or before 30th November, 2005 or such later date as HLD and HCHL may agree or, to the extent applicable, as the Supreme Court of Bermuda may direct and the Scheme Shareholders will be notified accordingly by press announcements.

**Shareholders and/or potential investors in HCHL are advised to exercise extreme caution when dealing in the Shares.**

## Introduction

Reference is made to the joint announcements by Henderson Land Development Company Limited ("HLD") and Henderson China Holdings Limited ("HCHL") dated 19th May, 2005 ("1st Joint Announcement"), 3rd June, 2005 and 9th June, 2005 respectively (collectively the "Announcements"). Terms defined in the Announcements have the same meaning when used in this announcement unless otherwise defined herein.

## Despatch of the Scheme Document

The Scheme Document has been despatched to the Shareholders on Monday, 20th June, 2005.

The Scheme Document contains, inter alia, further details of the Proposal and the Scheme, the expected timetable, the explanatory statement as required under the Companies Act, information regarding the HCHL Group and the HLD Group, valuation reports, the letters from the independent board committee of HCHL ("Independent Board Committee") and the independent financial adviser to the Independent Board Committee referred to below, a notice of the Court Meeting and a notice of the special general meeting of HCHL ("Special General Meeting").

## Recommendation of the Independent Board Committee

The Independent Board Committee, comprising Mr. Liang Shangli and Mr. Leung Yuk Kwong, both being independent non-executive directors of HCHL appointed by the board of directors of HCHL, has been established to make a recommendation to the Independent Shareholders in respect of the Proposal.

Platinum Securities Company Limited ("Platinum") has been appointed by the board of directors of HCHL as the independent financial adviser to advise the Independent Board Committee in connection with the Proposal. The Scheme Document contains, inter alia, a letter from Platinum giving its advice and recommendation to the Independent Board Committee on the Proposal.

The Independent Shareholders should consider carefully the recommendation of the Independent Board Committee and the factors, reasons and recommendation in relation to the Proposal as set out in the letter from Platinum before making a decision on the Proposal. Actions to be taken by the Shareholders are set out in the Scheme Document.

## Financial information relating to the HCHL Group

Set out below is a statement of the adjusted consolidated net asset value of the HCHL Group (the "Adjusted NAV") for reference only.

| | HK$'000 |
|---|---|
| The consolidated net asset value of the HCHL Group as at 31st December, 2004 based on the unaudited financial statements of the HCHL Group for the six months ended 31st December, 2004 as set out in the latest interim report of HCHL despatched to the Shareholders on 30th March, 2005 ("NAV") *(Note 1)* | 6,951,031 |
| Adjustments: Net surplus arising from the valuation of property interests attributable to the HCHL Group as at 30th April, 2005 *(Note 2)*, net of potential tax liabilities of HK$800,624,000 *(Note 3)* | (707,762) |
| Interim dividend of HK$0.03 per Share approved and paid *(Note 1)* | (14,933) |
| Adjusted NAV | 6,228,336 |
| | *HK$* |
| Adjusted NAV per Share (based on 497,776,205 Shares in issue as at 16th June, 2005, being the latest practicable date prior to the printing of the Scheme Document for the purpose of ascertaining certain information contained therein) | 12.51 |

*Notes:*

1. These amounts are extracted from the unaudited interim financial statements of the HCHL Group for the six months ended 31st December, 2004.

2. Debenham Tie Leung Limited ("DTZ"), an independent property valuer, has performed valuations of all the property interests (as per the requirement of Rule 11.1 (f) of the Takeovers Code) held by the HCHL Group as at 30th April, 2005. The net surplus in the amount of approximately HK$92,862,000 is arrived at after deducting (i) the carrying amount of investment properties as recorded in the books of the HCHL Group as at 31st December, 2004; and (ii) the carrying amount of properties held for development, properties under development and completed properties for sale as recorded in the books of the HCHL Group as at 30th April, 2005.

   According to DTZ's property valuation report set out in Appendix II to the Scheme Document, certain HCHL Group's property interests have no commercial value as the respective Certificates for the Use of State-owned Land have not been obtained up to 30th April, 2005. DTZ has performed valuations for such properties on the assumption that the Certificates for the Use of State-owned Land have been obtained. A net surplus of approximately HK$21,343,000, which has been taken into account in the above statement, is arrived at after deducting the carrying amounts of such properties as recorded in the books of HCHL Group as at 30th April, 2005.

3. This represents additional provision for deferred tax liabilities attributable to the HCHL Group as at 30th April, 2005 in accordance with SSAP12 and contingent tax liabilities that will arise if the property interests of HCHL Group were to be sold at the revalued amount.

Additional financial information on HCHL including analysis of its historical financial performance and future growth, profit attributable to the Shareholders, dividend, Share price performance, liquidity of the Shares, price earnings multiple and net asset values is contained in the letter from Platinum which is set out in the Scheme Document.

**Indebtedness**

At the close of business on 30th April, 2005, being the latest practicable date for the purpose of the indebtedness statement prior to the printing of the Scheme Document, the HCHL Group had outstanding borrowings of approximately HK$2,637 million, comprising bank borrowings of approximately HK$1,970 million and other borrowings due to fellow subsidiaries of approximately HK$667 million. The HCHL Group's bank borrowings and other borrowings were unsecured.

Contingent liabilities of the HCHL Group as at 30th April, 2005 amounted to approximately HK$171 million. These were mainly related to guarantees given by the HCHL Group to financial institutions in respect of mortgage financing provided to purchasers of property units developed by the HCHL Group, and a large portion of these guarantees are short term in nature which will be gradually relinquished upon the issuance of title deeds of the relevant property units.

**Meetings**

The Court Meeting and the Special General Meeting (collectively the "Meetings") will be held at 11:00 a.m. and 11:30 a.m. (or so soon thereafter as the Court Meeting shall have been concluded or adjourned) respectively on Friday, 22nd July, 2005 in the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong. Notices of the Meetings are set out in the Scheme Document.

As at the date of the Scheme Document, HLD held through its indirect wholly-owned subsidiaries, Primeford Investment Limited, Timsland Limited and Quantum Overseas Limited (collectively the "Controlling Parties") an aggregate of 325,133,977 Shares, representing approximately 65.32% of the issued share capital of HCHL. Such Shares, by reason of the fact that the Controlling Parties are all indirect wholly-owned subsidiaries of HLD, will not form part of the Scheme Shares and, accordingly, will neither be represented nor voted at the Court Meeting to approve the Scheme. Although as stated in the 1st Joint Announcement, Shares held by the Controlling Parties will not be voted at the Special General Meeting, in view of the absence of any prohibition restricting the Controlling Parties from attending and voting at the Special General Meeting, the Controlling Parties now intend to vote at the Special General Meeting and have indicated that if the Scheme is approved at the Court Meeting, those Shares held by them will be voted in favour of the special resolution to be proposed at the Special General Meeting to approve and give effect to the Scheme. In addition, Canon International Limited, Mr. Jackson Woo Ka Biu and Ms. Carmen Woo Ka Man (collectively the "Excluded Parties"), who as at the date of the Scheme Document are collectively beneficially interested in 25,584,095 Shares representing approximately 5.14% of the issued share capital of HCHL, and their nominees in whose names some of the Shares beneficially interested by them are registered will not, for the reasons already explained above, attend and vote at the Court Meeting in person or by proxy in their capacity as Scheme

Shareholders. Although it was also stated in the 1st Joint Announcement that the Excluded Parties will abstain from voting on the Scheme at the Court Meeting and the Special General Meeting, in view of the absence of any prohibition restricting the Excluded Parties (other than Mr. Jackson Woo Ka Biu who confirmed, in seeking ruling from the Executive that Rule 2.4 of the Takeovers Code is not applicable to the Proposal, that he will not take part or vote as a Shareholder at any meetings of the Shareholders to approve the Proposal) from attending and voting at the Special General Meeting, the Excluded Parties other than Mr. Jackson Woo Ka Biu now intend to vote at the Special General Meeting and have indicated that if the Scheme is approved at the Court Meeting, those Shares held by them will be voted in favour of the special resolution to be proposed at the Special General Meeting to approve and give effect to the Scheme.

A further announcement will be made by HCHL in relation to, inter alia, the voting results of the Court Meeting and the Special General Meeting.

**Closure of register of members**

For the purpose of determining the entitlements of the Independent Shareholders to attend and vote at the Court Meeting and of the Shareholders to attend and vote at the Special General Meeting, the register of members of HCHL will be closed from Monday, 18th July, 2005 to Friday, 22nd July, 2005 (both dates inclusive) and during such period, no transfer of Shares will be effected. In order to qualify to attend and vote at the Meetings, all transfers accompanied by the relevant share certificates must be lodged with HCHL's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 15th July, 2005.

Provided that the Proposal is approved, the last day for dealing in the Shares on the Stock Exchange will be Monday, 8th August, 2005. In such an event, the register of members of HCHL will be closed from Friday, 12th August, 2005. To qualify for entitlements under the Scheme, all transfers accompanied by the relevant share certificates must be lodged with the HCHL's branch share registrar by no later than 4:00 p.m. on Thursday, 11th August, 2005.

**Conditions of the Proposal**

**Shareholders and/or potential investors in HCHL should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out in the Scheme Document being fulfilled or waived, as applicable, and thus the Proposal and the Scheme may or may not become effective.** Subject to all the conditions of the Proposal being fulfilled or waived, as applicable, the Scheme is expected to become effective on Friday, 12th August, 2005 (Bermuda time). Details of these conditions are set out in the Scheme Document. The Scheme will lapse if it does not become effective on or before 30th November, 2005 or such later date as HLD and HCHL may agree or, to the extent applicable, as the Supreme Court of Bermuda may direct and the Scheme Shareholders will be notified accordingly by press announcements.

The directors of HCHL intend that the listing of the Shares on the Stock Exchange will be withdrawn if the Scheme is implemented and be maintained in the event that the Scheme is not approved or withdrawn or lapses.

**Shareholders and/or potential investors in HCHL are advised to exercise extreme caution when dealing in the Shares.**

**Expected Timetable**

| | |
|---|---|
| Latest time for lodging transfers of the Shares to qualify for entitlement to attend and vote at the Court Meeting and the Special General Meeting | 4:00 p.m. on Friday, 15th July, 2005 |
| Register closed for determination of entitlements to attend and vote at the Court Meeting and the Special General Meeting *(Note 1)* | Monday, 18th July, 2005 to Friday, 22nd July, 2005 (both dates inclusive) |
| Latest time for lodging forms of proxy in respect of *(Notes 2 and 4)*: | |
| Court Meeting | 11:00 a.m. on Wednesday, 20th July, 2005 |
| Special General Meeting | 11:30 a.m. on Wednesday, 20th July, 2005 |
| Suspension of dealings in Shares | 9:30 a.m. on Friday, 22nd July, 2005 |
| Court Meeting *(Note 3)* | 11:00 a.m. on Friday, 22nd July, 2005 |
| Special General Meeting *(Note 3)* | 11:30 a.m. on Friday, 22nd July, 2005 or so soon thereafter as the Court Meeting shall have been concluded or adjourned |
| Press announcement of the results of the Meetings in South China Morning Post and Hong Kong Economic Journal | Monday, 25th July, 2005 |
| Resumption of dealings in the Shares | 9:30 a.m. on Monday, 25th July, 2005 |
| Supreme Court hearing of the petition to sanction the Scheme *(Note 4)* | Friday, 5th August, 2005 |
| Press announcement of the results of hearing of the petition to sanction the Scheme in South China Morning Post and Hong Kong Economic Journal | Monday, 8th August, 2005 |
| Last day for dealings in the Shares | Monday, 8th August, 2005 |

| | |
|---|---|
| Latest time for lodging transfers of the Shares to qualify for entitlements under the Scheme | 4:00 p.m. on Thursday, 11th August, 2005 |
| Book close date *(Note 5)* | Friday, 12th August, 2005 |
| Record Time | 5:00 p.m. on Friday, 12th August, 2005 |
| Effective Date *(Notes 4 and 6)* | Friday, 12th August, 2005 |
| Press announcement on Effective Date and withdrawal of listing in South China Morning Post and Hong Kong Economic Journal | Monday, 15th August, 2005 |
| Withdrawal of the listing of the Shares on the Stock Exchange becomes effective *(Note 6)* | 9:30 a.m. on Monday, 15th August, 2005 |
| Cheques for cash entitlements under the Scheme to be despatched on or before | Monday, 22nd August, 2005 |

Shareholders should note that the above timetable is subject to change. Further announcement(s) will be made in the event that there is any such change.

*Notes:*

1. The registers of members of HCHL kept in Bermuda and Hong Kong will be closed during such period for the purpose of determining entitlements of the Independent Shareholders to attend and vote at the Court Meeting and of the Shareholders to attend and vote at the Special General Meeting. This book close period is not for determining entitlements under the Scheme.

2. Forms of proxy should be lodged with HCHL's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited as soon as possible and in any event not later than the relevant times and dates stated above. In the case of the pink form of proxy in respect of the Court Meeting, it may be handed to the chairman of the Court Meeting at the Court Meeting if it is not so lodged. In order to be valid, the white form of proxy for the Special General Meeting must be lodged, not later than the time and date stated above. Completion and return of a form of proxy for either the Court Meeting or the Special General Meeting will not preclude a Shareholder from attending and voting in person at the relevant meeting. In such event, the returned form of proxy will be deemed to have been revoked.

3. The Court Meeting and the Special General Meeting will be held in the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong at the times and dates specified above. Please see the notice of the Court Meeting and the notice of the Special General Meeting set out in the Scheme Document for details.

4. All references in this announcement and the Scheme Document to times and dates are references to Hong Kong times and dates other than references to the expected date for the Supreme Court hearing of the petition to sanction the Scheme and the Effective Date, which are references to the relevant dates in Bermuda. For the period from the date of this announcement and the Scheme Document to 29th October, 2005, Bermuda time is 11 hours behind Hong Kong time and will be 12 hours behind Hong Kong time thereafter.

5. The registers of members of HCHL kept in Bermuda and Hong Kong will be closed during such period for the purpose of determining Scheme Shareholders who are qualified for entitlements under the Scheme.

6. The Scheme will become effective when it is sanctioned (with or without modification) by the Supreme Court of Bermuda and a copy of order of the Supreme Court is delivered to the Registrar of Companies in Bermuda for registration. Independent Shareholders should note the conditions of the Proposal set out in the Scheme Document. It is expected that the listing of the Shares on the Stock Exchange will be withdrawn with effect from 9:30 a.m. on Monday, 15th August, 2005.

**It should be noted that the above timetable, which is based on the assumption that the Scheme will be approved by the Independent Shareholders and mainly dependent on the availability of the dates for the Supreme Court of Bermuda to hear the proceedings relating to the Scheme, is subject to change. Further announcements will be made in the event that there is any change.**

By Order of the board of
**Henderson Land Development Company Limited**
**Timon LIU Cheung Yuen**
*Company Secretary*

By Order of the board of
**Henderson China Holdings Limited**
**Richard LAW Cho Wa**
*Company Secretary*

Hong Kong, 20th June 2005

*As at the date of this announcement, the board of directors of HLD comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee and Suen Kwok Lam; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.*

*The directors of HLD jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCHL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCHL Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCHL Group) misleading.*

*As at the date of this announcement, the board of directors of HCHL comprises: (1) executive directors: Lee Ka Kit (Chairman), Lee Shau Kee, Colin Lam Ko Yin, Lee King Yue, Leung Sing, Lee Ka Shing, Patrick Kwok Ping Ho, Ho Wing Fun and Cheung Fong Ming; (2) non-executive directors: Wong Ying Wai, Kan Fook Yee and Philip Yuen Pak Yiu; and (3) independent non-executive directors: Liang Shangli, Gordon Kwong Che Keung and Leung Yuk Kwong.*

*The directors of HCHL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HLD Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HLD Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HLD Group) misleading.*

* *For identification purpose only*

Please also refer to the published version of this announcement in South China Morning Post.